# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UPWORK, INC, CIK 0001627475
CUSIP: 91688F104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 530 Lytton Avenue, Suite 301, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001426749

## Reporting persons
- Ancient Art, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 7,228,530; sole dispositive power 0; shared dispositive power 7,228,530; aggregate amount beneficially owned 7,228,530 (5.8% of the class)
- Trango II, L.L.C.: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 7,228,530; sole dispositive power 0; shared dispositive power 7,228,530; aggregate amount beneficially owned 7,228,530 (5.8% of the class)
- Quincy J. Lee: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 515,947; shared voting power 7,228,530; sole dispositive power 515,947; shared dispositive power 7,228,530; aggregate amount beneficially owned 7,744,477 (6.2% of the class)

## Item 1. Issuer
Name of issuer: UPWORK, INC
Address of issuer's principal executive offices: 530 Lytton Avenue, Suite 301, Palo Alto, California, 94301

## Item 2. Person Filing
Name of person filing: (i) Ancient Art, L.P. ("Ancient Art"), (ii) Trango II, L.L.C. ("Trango") and (iii) Quincy J. Lee (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: 500 West 5th Street, Suite 1110, Austin, Texas 78701
Citizenship: Ancient Art is a Texas limited partnership. Trango is a Texas limited liability company. Mr. Lee is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Ancient Art and Trango may be deemed the beneficial owners of 7,228,530 shares of common stock, $0.0001 par value per share (the "Common Stock"), held by Teton Capital Partners, L.P. (the "Fund"). Mr. Lee may be deemed the beneficial owner of 7,744,477 shares of Common Stock held by the Fund and Mr. Lee directly.
Percent of class: Ancient Art and Trango may be deemed the beneficial owners of 5.8% and Mr. Lee may be deemed the beneficial owner of 6.2% of the Issuer's outstanding shares of Common Stock. This percentage was calculated by dividing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, by 124,797,586, the number of shares of Common Stock issued and outstanding as of June 30, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 10, 2026.
Sole power to vote or to direct the vote: Mr. Lee has the sole power to vote or to direct the vote of the 515,947 shares of Common Stock he holds directly.
Shared power to vote or to direct the vote: The Reporting Persons have the shared power to vote or to direct the vote of the 7,228,530 shares of Common Stock held by the Fund.
Sole power to dispose or to direct the disposition: Mr. Lee has the sole power to dispose or to direct the disposition of the 515,947 shares of Common Stock he holds directly.
Shared power to dispose or to direct the disposition: The Reporting Persons have the shared power to dispose or to direct the disposition of the 7,228,530 shares of Common Stock held by the Fund.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ancient Art, L.P.: /s/ Quincy J. Lee, Quincy J. Lee / Manager of Trango II, L.L.C., its general partner (08/14/2026)
- Trango II, L.L.C.: /s/ Quincy J. Lee, Quincy J. Lee / Manager (08/14/2026)
- Quincy J. Lee: /s/ Quincy J. Lee, Quincy J. Lee / Self (08/14/2026)